2135 American Way

Chamblee, Georgia 30341

January 8, 2025

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Claudia Rios

Re:	Acceleration Request of Wheels Up Experience Inc.
Registration Statement on Form S-3 (File No. 333-284063)
CIK No. 0001819516

Dear Ms. Rios:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wheels Up Experience Inc., a Delaware corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on January 10, 2025, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, we request that you orally confirm that event with our internal counsel, Cozen O’Connor P.C., by calling Seth Popick at (412) 620-6527.

Thank you for your attention to this matter.

Very truly yours,

Wheels Up Experience Inc.

By:	/s/ Matthew J. Knopf
Matthew J. Knopf
Chief Legal Officer & Secretary